Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of incorporation
Abit Hong Kong Limited	Hong Kong SAR, People’s Republic of China

Abit USA, Inc.	Delaware

Beijing Bitmatrix Technology Co. Ltd.	People’s Republic of China